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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                       FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

Hassanein, Salah M.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

514 Via de la Valle, Suite 209
--------------------------------------------------------------------------------
                                    (Street)

Solana Beach, CA  92075
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

Liberty Livewire Corporation (NASDAQ: LWIRA)

================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Statement for Month/Year

July 2000
================================================================================
5. If Amendment, Date of Original (Month/Year)

================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Class A
Common Stock                          07/14/00        G       V      10,000       D      $69.1875
------------------------------------------------------------------------------------------------------------------------------------
Class A
Common Stock                          07/14/00        G       V      10,000       A      $69.1875   10,000(1)      I
------------------------------------------------------------------------------------------------------------------------------------
Class A
Common Stock                          07/14/00        S       V       5,000       D      $69.00
------------------------------------------------------------------------------------------------------------------------------------
Class A
Common Stock                          07/17/00        S       V       5,000       D      $69.50
------------------------------------------------------------------------------------------------------------------------------------
Class A
Common Stock                          07/19/00        G       V       4,000       D      $70.375
------------------------------------------------------------------------------------------------------------------------------------
Class A
Common Stock                          07/19/00        G       V       4,000       A      $70.375     4,000(1)      I
------------------------------------------------------------------------------------------------------------------------------------
Class A
Common Stock                          07/20/00        S       V       4,000       D      $73.00
------------------------------------------------------------------------------------------------------------------------------------
Class A
Common Stock                          07/20/00        S       V       3,200       D      $74.50
------------------------------------------------------------------------------------------------------------------------------------
Class A
Common Stock                          07/21/00        S       V       1,800       D      $74.50
------------------------------------------------------------------------------------------------------------------------------------
Class A
Common Stock                                                                                          -0- (1)      I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                        20,000(2)      I
------------------------------------------------------------------------------------------------------------------------------------
Class A
Common Stock                                                                                       149,577(3)      I
------------------------------------------------------------------------------------------------------------------------------------
Class A
Common Stock                                                                                        40,000(4)      I
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================





FORM 4 (Continued)


Notes

(1) Held as trustee of private, tax-exempt foundation for which reporting person is also chairman and president.
(2)  Held as trustee of charitable trust.
(3)  Held by living trust.
(4)  Held by wholly owned corporation.


* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                  Page 1 of 2

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Class A
Stock Option        $3.263                                  12/24/94 08/31/2003 Common    110,000          44,000(5)  D
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Class A
Stock Option        $5.063                                  10/21/95 08/31/2004 Common     66,000          26,400(5)  D
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Class A
Stock Option        $8.00                                   01/08/97 08/31/2003 Common     76,000          30,400(5)  D
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Class A
Stock Option        $8.5625                                 09/01/99 08/31/2004 Common      1,000             400(5)  D
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================



Explanation of Responses:

(5) Upon exercise of option, reporting person shall acquire .4 of a share of Liberty Livewire Corporation Class A stock (LWIRA) and .5 of a share of Liberty Media Corporation Class A stock (LMGA), under the terms of a Merger Agreement dated December 10, 1999, as amended on March 6,
     2,000, by and between AT&T Corp., B-Group Merger Corp, Liberty Media Corporation and The Todd-AO Corporation. This number represents the number of shares of LWIRA which reporting person beneficially owns as of this date.



     /s/ Salah M. Hassanein                                  August 1, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to ruke 101(b)(4) of Regulatiob S-T.


                                  Page 2 of 2

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